Exhibit 99.(n)

EIP INVESTMENT TRUST

MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

OF

EIP ENERGY GROWTH AND INCOME FUND

EIP Investment Trust (the “Trust”) hereby adopts this Multiple Class Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf its sole series, EIP Energy Growth and Income Fund (the “Fund”).

A.	GENERAL DESCRIPTION OF CLASSES

The Fund may issue its shares of beneficial interest in two classes: “Investor Class shares” and “Class I shares.” Each class is subject to the investment minimums and other conditions of eligibility as are set forth in the Fund’s prospectus and statement of additional information as from time to time in effect (collectively, the “Prospectus”). Distribution fees and/or service fees for each class of shares, as applicable, shall be calculated and paid in accordance with the terms of the then-effective plan adopted pursuant to Rule 12b-1 under the 1940 Act for the applicable class of shares (each a “Rule 12b-1 Plan”). A general description of the fees applicable to each class of shares is set forth below. Sales charges, distribution and/or service fees currently authorized are as set forth in the Fund’s Prospectus.

1.	Investor Class Shares. Investor Class shares are offered at their net asset value (“NAV”), without an initial sales charge.

Investor Class shares are subject to an annual distribution and service fee in accordance with the Fund’s then-effective Investor Class Rule 12b-1 Plan, as set forth in the Fund’s Prospectus. Investor Class shares are also subject to the minimum purchase requirements and exchange privileges set forth in the Prospectus.

2.	Class I Shares. Class I shares are offered at their NAV, without an initial sales charge. Class I shares are not subject to any CDSC and do not pay a distribution fee. Class I shares are also subject to the minimum purchase requirements and exchange privileges as set forth in the Prospectus.

B.	EXCHANGE FEATURES

If permitted by disclosure in the Fund’s then effective Prospectus, and as described in such Prospectus, Investor Class shares held by a shareholder eligible to purchase Class I shares may be exchange, at the holder’s option, for Class I shares. Any such share class conversion may be suspended if it is determined that the conversion constitutes, or is likely to constitute, a taxable event under federal income tax law. There are no exchange features associated with Class I shares.

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C.	EXPENSE ALLOCATION

Expenses incurred by the Fund but not attributable to any particular class of the Fund’s shares are allocated between the classes of shares based on the net assets of the Fund attributable to shares of each class. These expenses generally include, but are not limited to, advisory fees, Trustee fees, insurance premiums, legal expenses related to the Fund, or other expenses relating to the administration and service of the Fund’s assets.

Any distribution and/or service fees described in the Prospectus are charged to the class for which such expenses are incurred. In addition, each class may, by action of the Board of Trustees or its delegate, also pay a different amount of the following expenses: (i) transfer agent fees attributable to a specific class; (ii) printing and postage expenses related to preparing and distributing materials such as prospectuses and proxies to current shareholders of a specific class; (iii) Blue Sky registration fees incurred by a class; (iv) Securities and Exchange Commission registration fees incurred by a class; (v) the expense of administrative personnel and services to support the shareholders of a specific class; (vi) litigation or other legal expenses relating solely to one class; and (vii) Trustees’ fees incurred as a result of issues relating to one class.

D.	VOTING RIGHTS

Each class of shares has identical voting rights, except that each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class.

E.	CLASS DESIGNATION

The Board of Trustees may alter the nomenclature for the designation of one or more classes of the Fund’s shares.

F.	EFFECTIVENESS

This Multiple Class Plan shall not take effect until it has been approved by votes of a majority of both (i) the Trustees of the Trust and (ii) those Trustees who are not “interested persons” of the Trust.

G.	AMENDMENTS

This Multiple Class Plan may not be amended to modify materially its terms unless such amendment is approved by votes of a majority of both (i) the Trustees of the Trust and (ii) those Trustees who are not “interested persons” of the Trust. No vote of shareholders shall be required for any amendment to this Multiple Class Plan.

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H.	LIMITATION ON LIABILITY

The Trustees of the Trust and the shareholders of the Fund shall not be liable for any obligations of the Trust or the Fund under this Multiple Class Plan, and any person, in asserting any rights or claims under this Multiple Class Plan, shall look only to the assets and property of the Trust or the Fund in settlement of such right or claim, and not to the Trustees or shareholders.

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